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                            Pro-Fac Cooperative, Inc.
                          350 Linden Oaks, PO Box 30682
                         Rochester, New York 14603-0682




June 30, 2005


VIA EDGAR


Mr. George F. Ohsiek, Jr.,
  Branch Chief
-        and -
Ms. Sondra Snyder,
  Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Pro-Fac Cooperative, Inc.
                  Form 10-K for Fiscal Year Ended June 26, 2004
                  Filed September 23, 2004
                  File No. 0-20539

Dear Mr. Ohsiek and Ms. Snyder:

         This letter is being submitted in response to the Securities and Exchange Commission's letter dated June 16, 2005, regarding the Staff's review of Pro-Fac Cooperative, Inc.'s Annual Report on Form 10-K for the fiscal year ended June 26, 2004 (the "Form 10-K"). The responses to the Staff's comments set forth below correspond to the numbers assigned to each comment in the Commission's letter of June 16, 2005.

         Financial Statements, page 25

         Consolidated Statements of Operations, Allocation of Net Income/(Loss) and Comprehensive Income (Loss), page 26:

         1. Comment: The amounts recorded in your financial statements as equity in income from Birds Eye Holdings, LLC are not easily determinable based on Birds Eye Holdings, LLC's results of operations and your ownership interest. Please tell us and add a footnote to your future filings that explains how your equity in income from Birds Eye Holdings, LLC is determined in each period presented.

         Response: We supplementally advise the Staff, that Pro-Fac's "equity income from Birds Eye Holdings LLC" reported on Pro-Fac's Consolidated Statements of Operations, Allocation of Net Income/(Loss) and






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United States Securities and Exchange Commission
June 30, 2005
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Comprehensive Income/(Loss) included in Pro-Fac's Form 10-K, is determined based on Birds Eye Holdings LLC's net income for the periods presented, reduced by the preferred return on Holding LLC's preferred units and the accretion thereon, and increased by the interest portion of the termination payments due to Pro-Fac under the Termination Agreement(1).

         "Note 1. Description of Business and Summary of Significant Accounting Policies" to Pro-Fac's Notes to Consolidated Financial Statements contained in the Form 10-K, includes a textual discussion of how Pro-Fac's equity income from Birds Eye Holdings LLC is determined for the fiscal year ended June 26, 2004 under the sub-heading "Investment in Birds Eye Holdings LLC".

         In response to the Staff's comment, Pro-Fac will include in its annual and quarterly reports subsequently filed with the Commission, and in its other future filings with the Commission, as applicable, a table in its footnotes to financial statements to explain how it calculates its equity income from Birds Eye Holdings LLC. The table will be in a form similar to the table below and, to the extent necessary for an understanding of the information provided in the table, Pro-Fac will include explanatory footnotes to the table.


                                                                              Fiscal Years Ended
                                                                   -----------------------------------
                                                                        June 26,      June 28,
                                                                        --------      --------
                                                                          2004          2003
                                                                          ----          ----
                                                                             (In millions)
                Net income of Holdings LLC                                $31.9          $20.8
                Less:
                     Preferred return on Holdings LLC's
                         preferred units                                  (24.9)         (18.7)
                     Accretion of preferred units                         ( 0.4)        (  0.4)
                Plus:
                     Interest on termination payments
                         recorded by Holdings LLC                           3.1            3.4
                                                                            ---            ---
                Income for common interests                                 9.7            5.1
                Pro-Fac's share of common interest                         40.49%         40.72%
                                                                           ------         ------
                Equity income from Holdings LLC                            $3.9           $2.1
                                                                           ====           ====




     Note 1. Description of Business and Summary of Significant Accounting Policies, page 30

     Revenue Recognition, page 35

     2. Comment: Please tell us and disclose in future filings where in your Statements of Operations you reflect the net amounts retained for sales on behalf of your members to Birds Eye Foods and other customers subsequent to the Transaction. Also disclose how the amount retained is determined.


     Response: We supplementally advise the Staff, that "net amounts retained for sales on behalf of [Pro-Fac's] members to Birds Eye Foods and other customers subsequent to the Transaction" are included on Pro-Fac's Consolidated Statements of Operations, Allocation of Net Income/(Loss), and Comprehensive Income (Loss) as "commercial market value adjustment". The amount of "commercial market value adjustment" is determined based upon the percentage of commercial market value, or CMV, withheld from Pro-Fac's member-



-----------------------
(1) A discussion of the "Termination Agreement" is included in, Part I, Item 1. Description of Business - General Development of Business, Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation and Part II, Item 8. Financial Statements and Supplementary Data -
Note 1. Description of Business and Summary of Significant Accounting Policies to Pro-Fac's Notes to Consolidated Financial Statements of the Form 10-K.








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United States Securities and Exchange Commission
June 30, 2005
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growers as determined annually by Pro-Fac's Board of Directors, and the value of raw product delivered by Pro-Fac on behalf of its members. Pro-Fac's bylaws permit its Board of Directors to reduce CMV otherwise payable to its members as necessary for the operations of Pro-Fac and for the establishment of such reserves as the Board of Directors deems fair and reasonable. The percentage of CMV withheld was 1% in the fiscal years ended June 26, 2004 and June 28, 2003, which resulted in CMV adjustments of $660,000 and $568,000, respectively.

     An explanation of the CMV adjustment will be included in the notes to financial statements included in Pro-Fac's annual and quarterly reports that it subsequently files with the Commission and in its other future filings with the Commission, as applicable.

     Item 9.A. Controls and Procedures, page 47.

     3. Comment: Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the most recently completed fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Please represent to us that there were no changes in your internal control over financial reporting during your fourth fiscal quarter or amend your Form 10-K to disclose the changes. Also represent to us that there were no changes during the quarters ended September 25, 2004, December 25, 2004 and March 26, 2005 or amend the respective Form(s) 10-Q to disclose the changes. If there were no such changes, please provide the required disclosures in future filings.


     Response: We supplementally advise the Staff, that there were no changes in Pro-Fac's internal control over financial reporting during the fourth quarter ended June 26, 2004, the first quarter ended September 25, 2004, the second quarter ended December 25, 2004 and the third quarter ended March 26, 2005, that materially affected, or were reasonably likely to materially affect, Pro-Fac's internal control over financial reporting during the periods covered by Pro-Fac's periodic reports for such periods. Pro-Fac will include in its annual and quarterly reports that it subsequently files with the Commission and in its other future filings with the Commission, as applicable, assuming no material changes to Pro-Fac's internal control over financial reporting are identified for the period presented in the particular report, an affirmative statement that there were no material changes.

     Exhibit 31 Certification

     4. Comment: Please confirm that the inclusions of your certifying officer's title was not intended to limit the capacity in which such individual provided the certification. In the future, please eliminate reference to the titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.


     Response: We supplementally advise the Staff, that the purpose of including the certifying officer's title in the introductory paragraph of the certifications required by Rule 13a-14(a) of the Exchange Act, was to respond to the instruction contained in the form certification provided on Item 601(b)(31) of Regulation S-K, "[identify the certifying individual]". Pro-Fac will eliminate any reference to the certifying individual's title(s) in the introductory paragraph of future certifications.

     Pro-Fac acknowledges that: Pro-Fac is responsible for the adequacy and accuracy of the disclosures in the Form 10-K; Staff comments or changes in disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to Pro-Fac's Form 10-K; and Pro-Fac may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.








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United States Securities and Exchange Commission
June 30, 2005
Page 4



     We appreciate your feedback on our Form 10-K. I can assure you that the management team and Board of Directors of Pro-Fac take seriously Pro-Fac's and its management's responsibility for the accuracy and adequacy of the disclosures included in Pro-Fac's filings with the Commission and we stand ready to completely address the Staff's comments as discussed above. If you have further comments or questions related to our response to your letter, please call me at 585-218-4210, extension 103.

                                          Sincerely,



                                          Stephen R. Wright,
                                            General Manager, Chief Executive
                                            Officer, Chief Financial Officer and
                                            Secretary